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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock code: 981)

UPDATE ON MAJOR TRANSACTION
IN RELATION TO
ESTABLISHMENT OF A JOINT VENTURE WITH
HUBEI SCIENCE & TECHNOLOGY INVESTMENT GROUP CO., LTD.

This announcement is made pursuant to rules 14.36 and 14.36A of the Listing Rule.

DELAY IN FORMATION OF JOINT VENTURE

References are made to the announcements dated 29 October 2010, 12 May 2011 and 2 June 2011 (collectively the “Announcements”) issued by the Company in relation to the Joint Venture Agreement and the JV Memorandum both entered into between Hubei Science & Technology and the Company. Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcements.

As disclosed in the announcement dated 12 May 2011, both parties shall establish a JV Company to further develop 12-inch wafer production facilities and implement advanced technologies for the manufacture of integrated circuits. The establishment of the Joint Venture is subject to obtaining the necessary PRC approvals. The implementation of the Joint Venture may also be dependent on market conditions.

In accordance with rule 14.36 of the Listing Rules, the Company wishes to announce that (1) in view of changes in the current economic environment and market conditions, both parties are negotiating the Joint Venture direction and its implementation and (2) it is anticipated that the formation of the Joint Venture will be delayed until the first half of 2013. The Company will make further announcement on the progress of the negotiations as and when appropriate pursuant to the relevant requirements of the Listing Rules.

DELAY IN DESPATCH OF THE CIRCULAR

Reference is made to the announcement dated 2 June 2011 issued by the Company in relation to the delay in despatch of the Circular. As stated in the above announcement, the Circular would be despatched on or before 31 May 2012. In accordance with rule 14.36A of the Listing Rules and in light of the ongoing negotiations of the details of the Joint Venture, the Company hereby announces that the despatch date of the Circular is subject to finalisation of the details of the Joint Venture and will be postponed. The Company will make further announcement(s) as and when appropriate.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
16 April 2012

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as Independent Non-Executive Directors of the Company.